Exhibit 99.26

FOR IMMEDIATE RELEASE

For Further Information:

Howard N. Feist
Chief Financial Officer
(781) 237-6655

AMERICAN BILTRITE REPORTS FIRST QUARTER RESULTS

WELLESLEY HILLS, MA, MAY 14, 2010 - American Biltrite Inc. (NYSE Amex: ABL) reported its results for the first quarter of 2010 today. Net sales for the three months ended March 31, 2010 were $80.7 million, compared with $70.1 million in the first quarter of 2009. The net loss attributable to American Biltrite for the three months ended March 31, 2010 was $726 thousand or $0.21 per share (basic and diluted) compared with a net loss attributable to American Biltrite of $5.5 million or $1.60 per share (basic and diluted) in the first quarter of 2009.

American Biltrite’s consolidated results include the results of its 55% owned subsidiary Congoleum Corporation, which is in Chapter 11 bankruptcy reorganization proceedings. American Biltrite anticipates its ownership interest in Congoleum will be eliminated upon the conclusion of such proceedings. Accordingly, American Biltrite believes its financial results excluding Congoleum to be a more meaningful presentation to investors. Excluding the results of Congoleum, American Biltrite’s net sales for the three months ended March 31, 2010 were $46.6 million, up 16.7% from $40.0 million for the three months ended March 31, 2009, and its net loss attributable to American Biltrite for the three months ended March 31, 2010 was $469 thousand compared with a net loss attributable to American Biltrite of $3.3 million for the three months ended March 31, 2009. Congoleum comprises the flooring products segment in American Biltrite’s reported results.

Roger S. Marcus, Chairman of the Board, commented “We saw some modestly encouraging signs of improvement in several of our markets during the first quarter as evidenced by the overall sales growth over year ago levels. The increase in sales combined with the cost reductions we initiated in 2009 resulted in significantly better results for the quarter, with all operations showing improvement over this period last year.”

Warning regarding forward-looking statements and certain risks

The above news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions. These forward-looking statements are based on American Biltrite’s expectations, and American Biltrite’s understanding of Congoleum’s expectations, as of the date of this release, of future events. American Biltrite undertakes no obligation to update any of these forward looking statements, except as may be required by the federal securities laws. Although American Biltrite believes that these expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and experience, there can be no assurance that actual results will not differ materially from expectations. Any or all of these expectations may turn out to be incorrect and any forward-looking statements made in this release speak only as of the date of this release. Readers are cautioned not to place undue reliance on any forward-looking statements. Actual results could differ significantly as a result of various factors. For example, the above news release indicates that American Biltrite saw modestly encouraging signs of improvement in several of its markets during the first quarter of 2010, that American Biltrite’s sales grew during that period, and that American Biltrite’s cost reductions initiated in 2009 combined with its increased sales resulted in significantly better net results for the quarter. These statements may imply that American Biltrite’s markets, sales and results will continue to improve and that its cost reductions will be sustainable. However, American Biltrite continues to operate under difficult and unpredictable business and industry conditions and there can be no assurance that its markets, sales and results will continue to improve or that they will not decline. Further American Biltrite may be unable to sustain its recent cost reductions and its expenses may increase in the future, including its expenses for energy and raw materials that are impacted by commodity related costs, which remain volatile and have generally been increasing.

Some additional factors that could cause actual results to differ from expectations include: (i) American Biltrite’s and Congoleum’s ability to comply with the covenants imposed on them under their respective credit agreements and the availability of borrowings under their credit facilities and their ability to generate sufficient operating cash flows to fund their respective businesses and operations; (ii) the future cost and timing of payments associated with and availability of insurance coverage for environmental and non-asbestos related product and general liability claims; (iii) increases in raw material prices and availability of raw materials; (iv) increased competitive activity from competitors, some of which have greater resources and broader distribution channels; (v) unfavorable developments in various markets for American Biltrite’s or its subsidiaries’ products or in the national or global economy in general; (vi) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of American Biltrite’s or its subsidiaries’ facilities or distributors; (vii) the incurrence of product warranty costs; (viii) changes in customers for American Biltrite’s or its subsidiaries’ products or the failure of customers to timely pay for product purchased; (ix) any discontinuation of American Biltrite’s intercompany arrangements with Congoleum on terms substantially consistent with those currently in effect, which agreements are contemplated to be revised under the currently proposed plan of reorganization for Congoleum, and the expected terms of such proposed amendments have been previously referred to by American Biltrite in its prior periodic filings with the Securities and Exchange Commission; (x) the failure of distributors or sales representatives to adequately perform; and (xi) the loss of any key executives.

American Biltrite and Congoleum have significant asbestos related liabilities. On December 31, 2003, Congoleum filed a voluntary petition with the United States Bankruptcy Court for the District of New Jersey (Case No. 03-51524) seeking relief under Chapter 11 of the United States Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. On August 17, 2009, the United States District Court for the District of New Jersey withdrew reference to Congoleum’s Chapter 11 case from the Bankruptcy Court and assumed authority over the proceedings. Congoleum’s Chapter 11 case is pending. Some additional factors that could cause actual results to differ from Congoleum’s and American Biltrite’s objectives for resolving asbestos liability include: (i) the future cost and timing of estimated asbestos liabilities and payments; (ii) the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for asbestos-related claims, including insurance coverage and reimbursement for asbestos claimants under any proposed plan of reorganization for Congoleum, which certain insurers have objected to in the applicable courts adjudicating Congoleum’s Chapter 11 case and are litigating in New Jersey state court; (iii) the costs relating to the execution and implementation of any plan of reorganization for Congoleum; (iv) timely reaching agreement with other creditors, or classes of creditors, that exist or may emerge; (v) satisfaction of the conditions and obligations under American Biltrite and Congoleum’s outstanding debt instruments, and amendment or waiver of those outstanding debt instruments, as necessary, to permit Congoleum and American Biltrite to satisfy their obligations under any plan of reorganization for Congoleum; (vi) the response from time-to-time of the lenders, customers, suppliers, holders of Congoleum’s Senior Notes and their representatives, and other creditors and constituencies to the Chapter 11 process and related developments arising from the strategy to resolve asbestos liability; (vii) Congoleum’s ability to maintain debtor-in-possession financing sufficient to provide it with funding that may be needed during the pendency of its Chapter 11 case and to obtain exit financing sufficient to provide it with funding that may be needed for its operations after emerging from the bankruptcy process, in each case, on reasonable terms; (viii) timely obtaining sufficient creditor and court approval (including the results of any relevant appeals) of any reorganization plan for Congoleum and the court overruling any objections to the plan that may be filed; (ix) costs of, developments in, and the outcome of insurance coverage litigation pending in New Jersey state court involving Congoleum and certain insurers; (x) the impact any adopted federal legislation addressing asbestos claims may have on American Biltrite’s and Congoleum’s businesses, results of operations or financial conditions; (xi) compliance with the United States Bankruptcy Code, including section 524(g); and (xii) the possible adoption of another party’s plan of reorganization, which may prove to be unfeasible.

In addition, in view of American Biltrite’s relationships with Congoleum, American Biltrite could be affected by Congoleum’s negotiations regarding its pursuit of a plan of reorganization, and there can be no assurance as to what that impact, positive or negative, might be. In any event, the failure of Congoleum to obtain confirmation and consummation of a Chapter 11 plan of reorganization would have a material adverse effect on Congoleum’s business, results of operations or financial condition and could have a material adverse effect on American Biltrite’s business, results of operations or financial condition. Other factors which may cause actual results to differ from expectations include those set forth in American Biltrite’s other filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2009, and its subsequent filings.

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
 ($000, except share and per share amounts)

	Three Months Ended March 31,
	2010	2009
	(Unaudited)

Net sales	$80,682	$70,061

Cost of products sold	61,165	56,337
Selling, general & administrative expenses	19,480	20,510

Income (loss) from operations	37	(6,786)

Interest & other expense, net	(793)	(661)
Loss before income taxes	(756)	(7,447)

Provision for (benefit from) income taxes	27	(53)
Net loss	(783)	(7,394)

Noncontrolling interests	57	1,897

Net loss attributable to American Biltrite Inc.	$(726)	$(5,497)

Net loss attributable to American Biltrite Inc. per common share
Basic	$(0.21)	$(1.60)
Diluted	$(0.21)	$(1.60)

Weighted average number of common and equivalent shares outstanding
Basic	3,441,531	3,441,551
Diluted	3,441,531	3,441,551

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
BY SEGMENT
($000)

	Three Months Ended March 31,
	2010	2009
	(Unaudited)
Net sales to external customers

Flooring products	$34,051	$30,106
Tape products	22,288	16,469
Jewelry	10,974	11,565
Canadian division	13,369	11,921

Total net sales to external customers	$80,682	$70,061

Segment (loss) profit before taxes

Flooring products	$(130)	$(4,092)
Tape products	(457)	(2,533)
Jewelry	(291)	(838)
Canadian division	301	75
Corporate items	(179)	(59)

Total loss before taxes	$(756)	$(7,447)